FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended February 28, 2006

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20 F X	Form 40 F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X__

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Interim Unaudited Consolidated Financial Statements, 31 December 2005

Management Discussions and Analysis, 31 December 2005

President Certification of Disclosure

Controller Certification of Disclosure

VANNESSA VENTURES LTD.
ISSUER ADDRESS
#220 – 1010 - 1ST STREET, SW
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
CALGARY	AB	T2R 1K4	403.444.5190	403.444.5191
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
JOHN R. MORGAN		PRESIDENT		403.444.5191
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
info@vannessa.com		www.vannessaventures.com

VANNESSA VENTURES LTD. (an exploration stage company)
Consolidated Financial Statements (Unaudited) December 31, 2005 and March 31, 2005 (In Canadian Dollars)

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Balance Sheets

December 31, 2005 and March 31, 2005

Unaudited – Prepared by Management

(In Canadian Dollars)

	December 31, 2005	March 31, 2005
	- $ -	- $ -
A S S E T S
Current
Cash	1,143,456	1,062,716
Amounts receivable	115,165	179,779
Prepaid expenses	46,579	52,755
	1,305,200	1,295,250
Capital assets (Note 4)	586,540	553,362
Mineral interests (Note 5)	7,400,457	6,533,625

	9,292,197	8,382,237
L I A B I L I T I E S

Current
Accounts payables and accrued liabilities	1,243,256	888,816
Loan (Note 7)	2,006,247	-
	3,249,503	888,816

S H A R E H O L D E R S’ E Q U I T Y
Share capital (Note 6)	45,470,220	43,100,845
Contributed surplus (Note 8)	2,692,812	2,082,113
Deficit	(42,120,338)	(37,689,537)

	6,042,694	7,493,421

	9,292,197	8,382,237
Nature of Operations (Note 1)
Commitments (Note12)
Contingencies (Note 13)
Subsequent Events (Note 9)
On behalf of the Board
“John Morgan” (Director)
“George Chapel” (Director)
– See Accompanying Notes –

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

	Nine Months Ended December 31		Three Months Ended December 31
	2005	2004	2005	2004
Expenses
Amortization	$15,401	$31,562	$5,134	$9,066
Automotive	-	112	-	-
Bank charges and interest	6,574	10,786	2,110	3,184
Consulting	95,045	325,578	28,536	83,579
Director stock based compensation	460,527	506,543	-	-
Employee stock based compensation	68,078	118,193	-	-
Insurance	16,125	10,750	5,375	10,750
Investor relations	45,083	47,518	17,391	23,624
Office and miscellaneous	45,919	61,520	12,905	26,434
Office wages and services	363,153	350,517	120,609	152,762
Professional fees	693,584	280,377	340,427	133,646
Provision for doubtful account	89,511	-	-	-
Rent	51,445	50,032	17,102	6,530
Telephone	13,724	18,483	5,179	6,075
Transfer agent and fees	26,358	20,400	8,940	15,445
Travel and accommodation	32,505	68,539	7,700	20,499
	(2,023,032)	(1,900,910)	(571,408)	(491,594)

Other Items
Impairment of mineral interests (Note 5)	(2,343,024)	(2,564,078)	(992,523)	(776,668)
Interest income	4,501	37,275	11	(290)
Loss on disposition of subsidiarycompanies (Note 3)	-	(40,370)	-	(40,370)
Interest expense and financing expenditures (Note 7)	(69,246)	-	(69,246)	-
	(2,407,769)	(2,567,173)	(1,061,758)	(817,328)

Loss from operations	(4,430,801)	(4,468,083)	(1,633,166)	(1,308,922)

Deficit, beginning of period	(37,689,537)	(32,346,866)	(40,487,172)	(35,506,027)

Deficit, end of period	$ (42,120,338)	$ (36,814,949)	$(42,120,338)	$(36,814,949)

Net loss per share	$ 0.05)	$ (0.06)	$ (0.02)	$ (0.02)

Weighted Average Number of
Common Shares Outstanding	84,702,928	76,403,175	84,702,928	76,403,175

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Cash Flow

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

	Nine Months Ended December 31		Three Months Ended December 31
	2005	2004	2005	2004
Cash flow Provided by (used in) Operating Activities
Loss from operations	$ (4,430,801)	$ (4,468,083)	$ (1,633,166)	$ (1,308,922)
Amortization	15,401	31,562	5,134	9,066
Provision for doubtful account	89,511	-	-	-
Stock based compensation	528,605	688,053	-	-
Impairrment of mineral interest	2,343,024	2,564,078	992,523	776,668
	(1,454,260)	(1,184,390)	(635,509)	(523,188)
Changes in Non-Cash Working Capital
Accounts receivable	(24,897)	(127,352)	(19,205)	(65,131)
Prepaid expenditures	6,176	25,756	(8,363)	32,136
Accounts payable	354,441	15,086	496,972	125,686
Cash used in Operating Activities	(1,118,540)	(1,270,900)	(166,105)	(430,497)

Investing Activities
Sale of short term investments	-	4,344,575	-	1,450,000
Purchase of capital assets	(71,911)	(101,105)	(74,439)	647
Mineral interests	(2,459,431)	(3,079,909)	(997,921)	(1,193,885)
Proceeds on disposition of subsidiary Company (Note 3)	-	123,388	-	123,388
Cash provided by (used in) Investing Activities	(2,531,342)	1,286,949	(1,072,360)	380,150

Financing Activities
Shares issued	645,000	1,585,360	-	1,537,760
Share purchase warrants ((Note 6(d and f))	1,724,375	-	84,375	-
Contributed surplus	(645,000)	-	-	-
Loan (Note7)	2,006,247		2,006,247
Cash provided by Financing Activities	3,730,622	1,585,360	2,090,622	1,537,760

Increase in Cash	80,740	1,601,409	852,157	1,487,413

Cash, beginning of period	1,062,716	232,479	291,299	346,475

Cash, end of period	$ 1,143,456	$ 1,833,888	$ 1,143,456	$ 1,833,888

–See Accompanying Notes –

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition and exploration of mineral interests.

For United States generally accepted accounting principle purposes, the Company is defined as an exploration stage enterprise. The Securities and Exchange Commission’s Industry Guide 7 requires companies without proven and probable reserves to refer to themselves as “exploration stage” enterprises. Canadian GAAP does not require any such disclosure.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Amortization

	Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

	Computer equipment	30%	Declining balance
	Computer software	100%	Straight line
	Exploration and processing equipment	20%	Declining balance
	Office furniture and equipment	20%	Declining balance
	Vehicles	30%	Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets on the balance sheet and amortized as provided above (Note 4).

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 4).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)

Foreign exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral interests

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Titles to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 5.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined impairment in value.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 5), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint Venture Participation and Accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Mineral interests (Continued)

Joint Venture Participation and Accounting (Continued)

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial Dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk Sampling Recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)	Administrative costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

(f)	Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are ant-dilutive.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)	Risk management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

(i)	Future income taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future

(j)	Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

(k)	Allowance for doubtful amounts receivable

During the quarter ended June 30, 2005, the Company established a provision allowance for doubtful accounts of $89,511  related to a receivable on the November 2004 sale of Venezuelan companies. The allowance was established on a specific account basis.

(l)	Financial instruments

Financial instruments include cash and short term investments, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short term nature.

(m)	Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(n)	Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.	DISPOSAL OF MINERAL INTERESTS

(a)

Effect   Effective November 11, 2004,  the Company sold, through its wholly owned subsidiary Grup0 Vannessa Ventures S.A., all of the outstanding shares of Inversiones Yuruan C.A..for proceeds of $15,568 and assigned a payable due to the Company by Inversiones Yuruan C.A. for proceeds of  $107,820..

Effecti Effective November 25, 2004, the Company returned the properties in the Kilometer 88 area, formerly controlled by Boralis Holdings A.V.V., to Boralis for a net loss on disposition of $40,370.  In the future, Boralis will pay Vannnessa 80 percent of all net benefits realized from these properties.  A Director of the Company has an interest in Boralis Holdings A.V.V.

The Company, following the initiation of International Arbitration  by the Company against Venezuela, felt the probability of successfully developing these properties, obtaining required government permitting and actually putting any given property into production is very low.

The transfer  will relieve the Company from the costs associated with maintaining and continuing  the development process required in order to hold concessions in Venezuela. In addition, Boralis maintained a carried interest in these properties.

The Company is also in the process of disposing of other Venezuelan properties under its control for the same reasons as above.

(b)

The concessions located in the Kilometre 88 region were returned to Boralis Holdings A.V.V. for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration.

The disposition of these concessions will relieve the Company from costs associated with maintaining and continuing the development process required in order to hold concessions in Venezuela.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

4.				CAPITAL ASSETS
Assets in use:	December 31, 2005 - $ -			March 31, 2005 - $ -
	Cost	Accumulated Amortization	NBV	NBV
Computer equipment	88,976	60,776	28,200	36,3864
Computer software	52,253	52,253	-	-
Office furniture and equipment	248,031	166,475	81,556	77,2985
Exploration equipment	814,048	643,003	171,045	183,511
Vehicles	321,828	198,431	123,397	73,8252
	1,525,136	1,120,938	404,198	371,0200
Assets not in use:
Exploration equipment	182,342	-	182,342	182,342
	1,707,478	1,120,938	586,540	553,362

Amortization of exploration equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

5.

MINERAL INTERESTS

A summary of changes in carrying values of the Company’s mineral interests by areas of interest is as follows:

	December 31, 2005 - $ -	Current expenditures -$-	March 31, 2005 - $ -
BRAZIL
Acquisition costs	1	-	1
Exploration costs	64,093	3,490	60,603
Impairment charges	(64,093)	(3,490)	(60,603)
	1	-	1
COSTA RICA
Acquisition costs	2,669,504	-	2,669,504
Exploration costs	6,025,571	1,572,031	4,453,540
Impairment charges	(4,081,850)	(1,460.113)	(2,621,737)
	4,613,225	111,918	4,501,307
GUYANA
Maple Creek Concessions
Exploration costs (net of recoveries)	4,941,467	460,568	4,480,899
Impairment charges	(3,722,453)	(287,002)	(3,435,451)
Dedicated capital assets	1,621,154	(294,643)	1,915,797
Diamond inventory from bulk sampling	65,481	-	65,481
	2,905,649	(121,077)	3,026,726
Less contribution from joint venturer	(2,354,304)	645,000	(2,999,304)
	551,345	523,923	27,422
Potaro concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,468,345	177,201	3,291,144
Diamond inventory from bulk sampling	41,170	-	41,170
Impairment charges	(3,463,893)	(177,201)	(3,286,692)
	100,000	-	100,000

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

5.	MINERAL INTERESTS (Continued)
	Summary of changes in carrying values (continued)
		December 31,2005 - $ -	Current expenditures -$-	March 31, 2005 - $ -
	GUYANA (Continued)
	Marudi Mountain
	Acquisition costs	144,000	-	144,000
	Exploration costs	1,901,124	241,145	1,659,979
		2,045,124	241,145	1,803,979
	Paint Mountain (South Guyana)
	Acquisition costs	218,557	-	218,557
	Exploration costs	461,350	13,104	448,246
	Impairment charges	(589,146)	(13,104)	(576,042)
		90,761	-	90,761
		2,787,230	765,068	2,022,162
	VENEZUELA
	Las Cristinas
	Acquisition costs	122,635	-	122,635
	Carrying costs	4,791,820	292,585	4,499,235
	Impairment charges	(4,914,454)	(302,739)	(4,611,715)
		1	(10,154)	10,155
		7,400,457	866,832	6,533,625
	(a) Brazil

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavor to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management has recorded impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at the year end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b) Costa Rica

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

5.	MINERAL INTERESTS (Continued) (b) (b) Costa Rica (Continued) Acquisition costs are comprised of the following:
		- $ -
	Cash payment	25,000
	Issuance of 250,000 common shares	287,500
	Assumption of trade payables	619,976
	Staged payments totaling $1,000,000 US	1,487,932
	Interest on staged payments	133,470
	Finder’s fee of 80,000 common shares	92,000
	Acquisition fees and other costs	23,626
		2,669,504

The Company has explored the property to a stage where full production is intended and on December 12, 2005 concluded the environmental permitting process. The final resolution was issued by the Ministry of Environment in Costa Rica (“SETENA”).

On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.  In October of 2003 the environmental protection ministry in Costa Rica, or SETENA, ruled that the process to obtain an environmental permit for Crucitas could recommence.  The Company and its consultants advanced the process during the year and a public meeting was held on July 31, 2004 in the village of Copavega near the proposed mining site.  The SETENA is in the process or reviewing the application.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed by a third party against the Minister of the Environment, or SETENA, and the President of the Republic, ruled that the Resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling did not take into consideration that the Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of its Exploitation Permit should not be impacted.

At March 31, 2005, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project.  The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value

The Company has notified the Canadian Government and Costa Rican Government it will maintain its option to pursue the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

On December 12, 2005, the Company, through its 100 percent owned subsidiary, Industrias

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

MINERAL INTERESTS (Continued)

(b) Costa Rica (Continued)

Infinito S.A., received a Resolution from SETENA approving the Company’s EIS dealing with the Crucitas gold project.  The SETENA approval of the EIS means that  the Company has now complied with all of the requisites of the 2001 Mining License.

The Company has contracted several consulting firms to produce information with the objective of completing a  feasibility study to secure financing for the project in 2006.

The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

After reviewing the Company’s interest in the project, management continued to record an impairment charge for current expenditures incurred during the period April 1, 2005 to December 12, 2005.

(c) Guyana
(i) Maple Creek Concessions
Dedicated capital assets in the Maple Creek concessions consist of the following:
	December 31, 2005 - $ -			March 31, 2005 - $ -
	Cost	Amortization	Net	Net
Exploration equipment	1,852,429	879,352	973,077	1,142,401
Processing plant	1,043,544	442,176	601,368	707,492
Vehicles	121,547	74,838	46,709	65,904
	3,017,520	1,396,366	1,621,154	1,915,797

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through an operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year. Upon commencement of commercial production the accumulated

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

MINERAL INTERESTS (Continued)

(c) Guyana (Continued)

(ii)

Maple Creek Concessions (Continued)

acquisition and exploration costs will be amortized based on production and profit distribution. (Note 2 (b)).

On July 14, 2005, the Company, acquired the 40% minority interest in Vanarde Mining Inc. (“VMI”) for 1,500,000 common shares. VMI is the holder of the mining rights to the Maple Creek concessions located in Guyana (See Note 6 (c), Share Capital)

(ii) Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

- $ -
Cash payment $29,000 US	42,828
Finder’s fee of 15,000 common shares	11,550
54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

(iii) Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

- $ -
350,000 common shares	140,000
Finder’s fee of 10,000 common shares	4,000
144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

MINERAL INTERESTS (Continued) (c) Guyana (Continued) (iv) Paint Mountain

In July  2003, the  Company,  through a  wholly owned subsidiary, Vannessa  (Guyana) Inc.,  was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.  In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property.  Exploration plans in this regard are being evaluated by management for future implementation.

(d) Venezuela

(i)  La Fe / Yuruan / Kilometre 88.

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During 2005, management disposed of these concessions for proceeds of $107,820. (Note 3(a))

(ii) Las Cristinas
Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

MINERAL INTERESTS (Continued)

(d) Venezuela (Continued)

(ii) Las Cristinas (Continued)

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions. Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas (see Carrying Costs below).

Title Dispute and Legal Proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and  CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived.

Vannessa and its Venezuelan subsidiaries are claiming:

-CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company, are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

-It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date plus interest as well as lost profits.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

On July 8, 2004 the Company filed a Request for International Arbitration alleging   that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada.  On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

The International Centre for Settlement of Investment Disputes in Washington, D.C., has scheduled the first meeting of the Arbitral Tribunal relating to the Company’s arbitration against the Bolivarian Republic of Venezuela regarding the Las Cristinas gold and copper property.  The

Secretary of the Tribunal has informed the Company this meeting was held on July 29, 2005 in London, England and the Arbitration process is continuing as scheduled.

During the nine months ended, carrying costs relating to Minca’s mineral interests comprised the following:

	Dec 31, 2005 - $ -	Dec 31, 2004 - $ -
Administrative salaries	36,292	275,397
Communications and public relations	19,641	39,756
General administration	69,698	43,725
Professional and legal costs	130,373	128,121
Rent, utilities and taxes	26,573	17,617
Travel	10,007	50,693
	292,585	555,309
Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

6.	SHARE CAPITAL

The Company’s authorized and issued share capital is as follows:
	December 31, 2005		March 31, 2005
	# shares	- $ -	# shares	- $ -
Authorized
250,000,000 common shares without par value
Issued
Balance – beginning of year	81,471,353	43,100,845	75,051,353	41,053,245
Private placement (a)			4,805,500	1,537,760
Options exercised (b)			170,000	47,600
Private placement (c)			1,444,500	462,240
Private placement (d)	4,000,000	1,600,000
Subsidiary minority interest purchase (e)	1,500,000	645,000
Warrants exercised (f)	287,500	124,375
Balance – end of period	87,258,853	45,470,220	81,471,353	43,100,845

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

During the nine months ended December 31, 2005 and  year ended March 31, 2005,  transactions relating to share capital were as follows:

(a)

Pursuant to a non-brokered private placement, 4,805,000 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit.   Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005).

(b)

Stock options totaling 170,000 (2004 – 200,000) were exercised at a price of $0.28 (2004 - $0.28) per share.

(c)

Pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,250,000) units were issued at a price of $0.32 (2004 - $0.60) per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January 7, 2007 (2004 – February 17, 2006).  A finder’s fee of nil (2004 - $27,500) was paid pursuant to this financing.

(d)

Pursuant to the exercise of warrants, 4,000,000 units were issued at a price of $0.40 per unit.  Each unit consists of one common share.

(e)On July 14, 2005. the Company acquired the 40% minority interest in Vanarde Mining Inc., the owner of the Company’s Potaro diamond project, for 1,500,000 common shares at a price of $0.43 per common share.

Pursuant to the exercise of warrants, 100,000 shares were issued at a price of $0.40 per warrant and 187,500 shares were issued at a price of $0.45 per warrant.

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price - $ -	Weighted Average Remaining Life
Balance – March 31, 2004	3,500,000	0.64	3.57

Granted	1,630,000	0.28

Exercised	(170,000)	0.28

Expired	(210,000)	(0.85)

Balance – March 31, 2005	4,750,000	0.64	3.29

Granted	1,525,000	0.60
Expired	(190,000)	(0.95)

Balance – December 31,, 2005	6,085,000	0.58	3.13

As at December 31, 2005, the Company had share purchase options outstanding to directors and employees as follows:

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

Options outstanding	Exercise Price per share	Expiry Date

165,000	$0.95	July 4, 2006
1,340,000	$0.95	July 4, 2007
1,270,000	$0.28	August 25, 2008
175,000	$0.64	March 11, 2009
1,610,000	$0.45	September 2, 2009
1,525,000	$0.60	August 26, 2010
6,085,000

The Company entered into transactions relating to share purchase warrants as follows: Note 9 (c)

	Warrants Outstanding	Exercise price	Expiry Date	Weighted Average Remaining Life
Balance – March 31, 2004	23,705,000			1.21
Warrants issued	4,805,500	$0.40	December 22, 2006
Warrants issued	1,444,500	$0.40	January 7, 2007
Warrants expired	(300,000)	$2.00	May 22, 2004
Balance – March 31, 2005	29,655,000			0.78

Warrants exercised	(4,000,000)	$0.40	June 4, 2005
Warrants expired	(300,000)	$0.40	June 4, 2005
Warrants exercised	(100,000)	$0.40	January 7, 2006
Warrants expired	(9,937,500)	$0.45	October 14, 2005
Warrants exercised	(187,500)	$0.45	October 14, 2005
Warrants expired	(2,000,000)	$0.55	December 16, 2005
Balance – December 31, 2005	13,130,000			0.68

Regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

(a) 780,000 warrants with an expiry date of February 18, 2005 have been extended to February 18, 2006; the exercise price is $1.15 per share.

As at December 31, 2005, there were no escrow shares outstanding or voluntary pooling arrangements.

7.	RELATED PARTY TRANSACTIONS

During the nine months ended , the Company incurred expenditures for consulting services from two companies controlled by two Directors.  The expenditures were allocated as follows:

	Dec 31, 2005 - $ -	Dec 31, 2004 - $ -
Charged to head office administration	45,000	45,000
Charged to mineral interests	60,380	71,918
	105,380	116,918

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

Both agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party.

Stock-based  compensation  related  to  options  awarded  to  directors  of  the  Company  totaled

460,527 (2005 – 506,543).

Effective November 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest. Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

During the quarter ended December 31, 2005, the Company received a loan of $2,000,000   from a shareholder. The loan is subject to an annual interest rate of 9.5%, payable monthly, and is payable on demand provided such demand is made after February 15, 2006. The Note is secured by a general security agreement provided by the Company.

8.	CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION

In the nine months ended December 31, 2005, the Company granted 1,525,000 (2005 – 1,630,000) stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.40 (2005 - $0.42) per option for a total value of $610,699 (2005 - $688,053) of which $528,605 (2005 - $624,736) was charged to operations and $82,094 (2005 - $63,317) was allocated to mineral interests.

Assumptions used in this model were as follows:

	2006	2005
Risk free interest rate	4.24%	3.89%

Dividend yield	-	-

Volatility factor	80%	121%

Expected option life	5 years	5 years

The continuity of contributed surplus is as follows:
	2006	2005

Balance – April 1	$2,082,113	$1,394,060
Value of stock-based compensation granted	610,699	688,053
Balance – December 31, 2005	$2,692,812	$2,082,113

9.	SUBSEQUENT EVENTS

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

(a)

On January 13, 2006, the Company filed a Memorial with the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C.  with respect to its ongoing Arbitration with the Government of Venezuela. The Memorial contains written evidence in supporting documentation to the Company’s position.

(b)

On January 31, 2006 the Company announced that it has settled the terms of a non-brokered private placement of secured convertible debentures with Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder.  The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days); and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2009 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.  The private placement is subject to acceptance by the TSX Venture Exchange.

(c)

On February 18, 2006, the Company (i) extended the expiry date and reduce the exercise price of 780,000 outstanding share purchase warrants exercisable at $1.15 per share and expiring on February 18, 2006, such that the warrants will become exercisable at $0.66 per share until February 18, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.79 for 10 consecutive trading days; and (ii) extend the expiry date of 2,500,000 outstanding share purchase warrants exercisable at $0.66 per share and expiring on February 18, 2006, such that the warrants will expire February 18, 2007.

10.	SEGMENTED INFORMATION
Identifiable assets by geographical location are as follows

	Dec 31, 2005 - $ -	March 31, 2005 - $ -
Canada	1,173,758	1,116,362
Brazil	8,944	8,944
Costa Rica	4,970,007	4,785,724
Guyana	3,017,434	2,359,667
Venezuela	122,054	111,540
	9,292,197	8,382,237

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

11.	POTENTIAL FUTURE INCOME TAX ASSETS

The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

	Dec 31, 2005	March 31, 2005
	- $ -	- $ -
Future income tax assets:
Non-capital losses carried forward	9,733,772	8,190,001
Property, plant and equipment	1,756,095	1,727,743
Mineral property interests	2,323,247	2,323,247
	13,813,114	12,240,991
Estimated tax rate	37%	37%
Subtotal	5,110,852	4,529,167
Capital losses carried forward (estimated tax rate of 25%)	3,133,783	3,133,783
Future income tax assets before valuation	8,244,635	7,662,950
Valuation allowance	(8,244,635)	(7,662,950)
Net future income tax assets (liabilities)	-	-

Potential future  income tax balances are  recorded at known  or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At December 31, 2005 the Company has non-capital losses remaining to be carried forward of approximately $9,733,772 (March 31, 2005 - $8,190,001) which may be available to offset future income for income tax purposes. These losses expire under Canadian tax law  over seven to ten years. The Company’s foreign exploration and development expenses approximating $2,323,000

(March 31, 2005 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $12,535,131 (March 31, 2005 - $12,535,131) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

12.	COMMITMENTS

(a)

Effective March 1, 2004, the Company entered into a Calgary, Alberta lease agreement for office premises for a period of three years at a cost of $49,457 per annum.

(b)

The Company entered into a lease agreement expiring March 31, 2006 for its premises in Guyana requiring lease payments of $19,200 U.S. per annum.

VANNESSA VENTURES LTD.

(an exploration stage company)

Consolidated Interim Statements of Operations and Deficit

Nine Months Ended December 31, 2005 and 2004

Unaudited – Prepared by Management

(In Canadian Dollars)

13.	CONTINGENCIES

Matters detailed in Note 5 (d) (ii)  relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) in Venezuela and in Note 5 (b) relating to the Company’s Las Crucitas project in Costa Rica, create uncertainty as to the ultimate assets and liabilities that may be realized.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

14.	AUDIT REVIEW

The Unaudited Consolidated Interim Financial Statements as at December 31, 2005 have not been reviewed by our auditors, Ernst and Young, Vancouver, British Columbia, Canada.

Vannessa Ventures Ltd.

Management Discussions & Analysis

December 31, 2005

Introduction

Vannessa Ventures Ltd. (the “Company”) is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at February 24, 2006 Company has 87,258,853 shares outstanding.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its fiscal year 2006 nine months ended   financial results with those of the previous fiscal year 2005 nine months ended results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

During the first nine months of fiscal year 2006 ended December 31, 2005, the Company continued its advancement of mineral projects in Costa Rica and Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.  A request for Arbitration was also commenced in Costa Rica with respect to the Company’s Crucitas gold property.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2003 through 2005.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended December 31, 2005.

SELECTED ANNUAL INFORMATION
For the Years Ended March 31, 2005, 2004, 2003

							For the Years Ended March 31,
						2005	2004	2003
Operations:
General and administrative						1,714,860	1,412,355	1,821,770
Option benefits						624,736	454,671	700,004
Other expense (income)						3,003,077	3,714,016	6,813,530
Net loss						5,342,673	5,581,042	9,335,304
Basic and diluted loss per share						0.07	0.09	0.18

Balance Sheet
Total assets						8,382,237	11,093,367	7,977,296
Total liabilities						888,816	992,926	1,127,181
Working capital (deficiency)						406,434	3,698,844	(450,109)
Resource property expenditures						3,729,078	3,115,319	4,265,833
Share capital
Authorized						250,000,000	250,000,000	100,000,000
Weighted average shares outstanding						76,875,180	60,431,353	51,249,109
Warrants						29,655,000	23,705,000	6,780,000
Options						4,750,000	3,500,000	2,025,000

	Quarters Ended
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	d-mmm	31-Mar
	2005				2004

Operations:
General and administrative	571,408	423,956	499,063	438,686	491,594	403,082	381,498	281,553
Stock option benefits	-	528,605	-	-	-	624,736	-	387,104
Other expense (income)	1,061,758	609,448	736,563	435,902	817,328	927,228	822,619	1,838,632
Net loss	1,633,166	1,562,009	1,235,626	874,588	1,308,922	1,955,046	1,204,117	2,527,289
Basic and diluted loss per share	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)	(0.03)	(0.02)	(0.04)

Balance Sheet
Total assets	9,292,197	8,337,771	8,686,417	8,382,237	8,913,780	8,556,336	9,874,580	11,093,367
Total liabilities	3,249,503	746,282	828,622	888,816	1,008,011	879,405	930,656	992,926
Working capital (deficiency)	(1,944,303)	(320,805)	656,368	406,434	1,042,187	1,100,385	2,499,322	3,698,844
Resource property expenditures	997,921	603,812	857,698	649,169	1,193,885	1,007,923	878,101	671,435
Share capital
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000
Outstanding	87,258,853	87,071,353	85,471,353	81,471,353	80,026,853	75,221,353	75,221,353	75,051,353
Warrants	13,130,000	25,255,000	25,355,000	29,655,000	28,210,500	23,405,000	23,405,000	23,705,000
Options	6,085,000	6,085,000	4,560,000	4,750,000	4,750,000	4,750,000	3,120,000	3,500,000

Contractual Obligations

The Company has the following contractual obligations in place as of December 31, 2005:

	2006	2007
Calgary Office Lease	$ 12,459	$47,260
Guyana Office Lease	$ 4,356	-

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company’s consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the fiscal year 2006 nine months ended December 31, 2006 were $2,760,124 (2005 - $2,810,684) as follows:

$892,018 spent in Guyana (2005 - $1,599,711)

$292,585 spent in Venezuela (2005 - $461,900)

$1,572,031 spent in Costa Rica (2005 - $746,064)

$3,490 spent in Brazil (2005 - $3,009)

2. Expenses

Exploration Expenditures

During the nine months ended December 31, 2006 in Costa Rica, the Company had expenditures of $1,572,031 which included  $994,658 for wages and office, $212,467 for camp and maintenance, $118,877 for  community relations and media communications, and $246,029 on other miscellaneous field expenses.

In Guyana, $460,568 was spent at Marudi Mountain for camp maintenance, security, transportation, and for completing the exploration drilling program. The Company incurred expenses of $431,450 at its Potaro/Maple Creek/Paint Mountain concessions for reclamation and exploration, wages and camp expenses.

In Venezuela, the Las Cristinas Project incurred $292,585 in expenses of which $130,373 was spent on professional and legal fees, $19,461 was spent on communications and public relations, $105,990 was spent on administrative salaries and the balance of $36,761 was spent on general administration including rent. The decision to commence the program of International Arbitration with respect to Las Cristinas in July of 2004 and the subsequent acceptance of the Request for Arbitration by ICSID required that the Company discontinue all legal actions in Venezuela related to the project.

Administrative Expenses

Administrative expenses incurred in Canada for the nine months ended December 31, 2005 of fiscal year 2006 increased by $122,122 from $1,900,910 in the nine months ended  December 31, 2004 to $2,023,032. Significant increases in the current nine months ended included professional fees which increased by $413,207 to $693,584 in  fiscal 2006 from $280,377, office wages and services increased by $12,636 from $350,517 in fiscal  2005 to $363,153 in 2006 offset by a reduction in consulting fees of $230,533. The increase in professional fees was due to increases in legal and arbitration costs associated with the increased level of activity associated with the official registration of the Company’s request for International  Arbitration in October of 2004 associated with the Las Cristinas property in Venezuela. A provision for doubtful account of $89,511 was provided for in respect of the November 2004 sale  of the Venezuelan companies. In comparison to the remaining expenditures incurred in 2006, other administration expenditures during the fiscal 2006 nine months totaled $253,134, a decrease of $66,568 from the $319,702 incurred for the fiscal nine months ended December 31, 2004.  Director and employee stock based compensation for the fiscal nine months ended December 31, 2005 totaled $528,605, a decrease of $96,131 from $624,736 for the fiscal nine months ended December 31, 2004.

Related Party Transactions

Related party transactions during the first nine months ended December 31, 2005 of  fiscal 2006 totaled $105,380 versus $116,918 in the first nine months of fiscal 2005. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party.

During the quarter ended December 31, 2005, the Company received a loan of $2,000,000   from a shareholder. The loan is subject to an annual interest rate of 9.5%, payable monthly, and is payable on demand provided such demand is made after February 15, 2006. The Note is secured by a general security agreement provided by the Company

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment  for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing Arbitration process with the Government of Venezuela including the CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”) and on October 28, 2004 the Arbitration was Registered or, accepted.  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, on December 12, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s EIS dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

The Company has contracted several consulting firms to produce information with the objective of completing a feasibility study to secure financing for the project in 2006.

After reviewing the Company’s interest in the project, management continued to record an impairment charge for current expenditures incurred during the period April 1, 2005 to December 12, 2005.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $1,062,716 as of March 31, 2005 to $1,143,456 as of December 31, 2005. The Company had working capital deficiency of $1,944,303 as at December 31, 2005 versus working capital of $406,434 at the end of fiscal year March 31, 2005.

Financing

On December 21, 2005 the Company announced that it had borrowed $2,000,000 from Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder. Interest is payable on the loan at a rate of 9.5% per annum, payable monthly and a 3% structuring fee was paid by the Company to Exploram.  The loan is payable on demand after February 15, 2006 and is secured by a general security agreement over the Company's assets.

Exercise of Warrants

On May 20, 2005, 2,900,000 warrants of the Company were exercised by Exploram Enterprises Ltd., the majority shareholder in the Company, at the price of $0.40 per warrant for proceeds of $1,160,000. Each warrant entitles the holder to one common share of the Company.

On June 3, 2005, 1,100,000 warrants of the Company were exercised at the price of $0.40 per warrant for proceeds of $440,000. Each warrant entitles the holder to one   common share of the Company.

On June 4, 2005, 300,000 warrants of the Company expired.

On September 12, 2005, 100,000 warrants of the Company were exercised at the price of $0.40 per warrant for proceeds of $40,000. Each warrant entitles the holder to one   common share of the Company.

On October 14, 2005, 187,500 warrants of the Company were exercised at the price of $0.45 per warrant for proceeds of $84,375. Each warrant entitles the holder to one   common share of the Company.

On October 14, 2005, 9,937,500 warrants of the Company expired.

On December 16, 2005, 2,000,000 warrants of the Company expired.

Net Loss and Cash Flow

The Company’s reported net loss for the first nine months of fiscal year 2006, in accordance with Canadian generally accepted accounting principles, is $4,430,801 or ($0.05) per share. This compares with a loss of $4,468,083 or $(0.06) per share for the fiscal 2005 nine months ended December 31, 2004. The decrease in the 2006 net loss for the nine months is due mainly to a reduction of mineral interest impairment charges of $221,054 offset by the increase in overhead expenses of $191,368 and reduced interest income of $32,774.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for Nine Months ended December 31, 2005 and Outlook for 2005/2006

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 8, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. (see Subsequent Events (a)).  In the nine months ending December 31, 2005 the three members of the Arbitral Tribunal that will hear the Cristinas Arbitration case were selected.  On July 29, 2005 the initial meeting of the parties involved with the arbitration was held with the Arbitral Tribunal in London, England.  The Company prepared its written submission in support of our Arbitration Request called the Memorial and filed the Memorial with ICSID on January 13, 2006..

Maple Creek, Guyana

At the Maple Creek property in Guyana bulk sampling work has been suspended and the camp is under temporary care and maintenance while the Company evaluates potential in the area for additional exploration and development work.  In addition, re-vegetation and other reclamation work is being carried out on lands disturbed by the bulk sampling process.

Marudi Mountain, Guyana

The drilling program initiated in 2004 continued until the Christmas period and then recommenced in January 2005 and was substantially completed by the end of March 2005.  The Company has evaluated the results of the program and is re-interpreting the geological models to include the results of the drilling program.  The goal of the approximately 2,600 meter program was to better define the existing resource area and to identify potential extensions and additions to areas of gold mineralization and the results are currently being evaluated.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of 2004, the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area. During the past six months, the Company  commenced a line cutting program to facilitate future exploration work.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved has advanced and is ongoing.   During the first quarter the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July.  Also in June a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting is a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling does not go into effect until the parties are formally notified at which time details for the decision is expected.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted.

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Statement and during the public involvement process. The Company’s response is in the form of an Annex to the Environmental Impact Statement and the Annex was filed with the SETENA in late April 2005.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The claim is seeking restitution of the property plus $US 5 million plus legal and other costs plus interests for lost profits.  In lieu of restitution Vannessa is seeking damages of $276 million plus compound interest which includes our-of-pocket expenses of $US 36 plus lost profits of not less than $US 240 million.   Although Vannessa is confident in the validity of its claims, there can be no assurance that it will be successful in any, or part, of its claims.

The filing of the Request was required in order to comply with the terms of the Bilateral Investment Treaty (Treaty) between Canada and Costa Rica, with respect to timing of process events in order to protect Vannessa’s position under the Treaty.  Vannessa will continue its efforts to continue the approval process for the Crucitas project through interaction with SETENA, and other Government ministries in Costa Rica. The anticipated advancement of the Crucitas project may result in Vannessa suspending the Arbitration process and continuing with the development of the project.

On September 1, 2005 the Company announced that it’s subsidiary, Industrias Infinito S.A. had received a Resolution from the Ministry of Environment, or SETENA in Costa Rica approving the Environmental Impact Study dealing with the Crucitas gold property.  This means that that the Company has now complied with all of the requisites of the 2001 mining license.  In order to receive a final Resolution the Company will confirm specific commitments made in the Environmental Impact Statement and update the project initial capital expenditure estimate which is a factor used by SETENA in determining the level of environmental bonding required.

On December 12, 2005, the Company, through its 100 percent owned subsidiary, Industrias Infinito S.A., received a Resolution from SETENA approving the Company’s EIS dealing with the Crucitas gold project.  The SETENA approval of the EIS means that the Company has now complied with all of the requisites of the 2001 Mining License.

The Company has contracted several consulting firms to produce information with the objective of completing a feasibility study to secure financing for the project in 2006.

Subsequent Events

Subsequent to December 31, 2005 and as of February 24, 2006, the Company reports the following developments:

(a) Las Cristinas Arbitration

On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

The acceptance of our Request by ICSID initiates the formal arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by MINCA, a 95 percent owned subsidiary of Vannessa de Venezuela.

On June 7, 2005, ICSID announced the Arbitration Panel had been selected and the first meeting of the Tribunal was held on July 29, 2005 in London, England and was attended by council for both parties and by management representatives from Vannessa.  The arbitration process was laid out during the meeting and Vannessa is working to prepare filings for the next step which is the submission of  the detailed written arguments and evidence supporting the Company’s position called the Memorial scheduled to be completed and filed by early January 2006.

Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.  The claim for sunk costs and lost profits, before interest, is $US 1,045 million.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

On January 13, 2006, the Company filed a Memorial with the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. with respect to its ongoing Arbitration with the Government of Venezuela. The Memorial contains written evidence, witness statements and other supporting documentation to the Company’s position.

(b) Crucitas, Costa Rica (See Note 5, Operations Review, Costa Rica)

(c) Marudi Drilling Program

The Marudi drilling program was completed in mid April 2005 and analysis of data and geological interpretation is ongoing.  Line cutting is also ongoing on parts of the Marudi concession that was not included in the drilling program and on the adjacent Paint Mountain property.

(d) Maple Creek

At Maple Creek the care and maintenance program continues along with light reclamation work and re-vegetation.  On July 14, 2005 the Company announced that it had purchased the 40 percent minority interest in Vanarde Mining Inc. for 1,500,000 common shares of Vannessa.  Vannessa now indirectly controls 100 percent of Vanarde Mining Inc.  This will allow the Company more flexibility in the future with respect to potential exploration and development in the entire Maple Creek\Potaro area and will simplify dealings for any other commercial activity connected with the area.  Activities at Marudi since December 31, 2005 have been restricted to care and maintenance and revegetation of previously disturbed areas.

(e) Financing

On January 31, 2006 the Company announced that it has settled the terms of a non-brokered private placement of secured convertible debentures with Exploram Enterprises Ltd. ("Exploram"), its controlling shareholder.  The convertible debenture matures on January 31, 2009 and interest is payable on the outstanding principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31.  The principal amount outstanding under the convertible debenture may be: (i) converted into common shares at any time after January 31, 2007 at a price of $0.635 per share (which is 20% over the average closing price over the last 10 trading days); and (ii) repaid by the Company at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.  In addition, for every dollar of principal outstanding on February 1, 2007, the Company will issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to January 31, 2009 at $0.635 per share.  The Company's obligations under the convertible debenture are secured by a general security agreement over the Company's assets and a pledge of the shares of each of its subsidiaries.  The Company has agreed to pay Exploram a structuring fee of $90,000 in respect of the placement.  The private placement is subject to acceptance by the TSX Venture Exchange.

On February 18, 2006, the Company (i) extended the expiry date and reduce the exercise price of 780,000 outstanding share purchase warrants exercisable at $1.15 per share and expiring on February 18, 2006, such that the warrants will become exercisable at $0.66 per share until February 18, 2007, subject to earlier expiry if the Company's closing share price exceeds $0.79 for 10 consecutive trading days; and (ii) extend the expiry date of 2,500,000 outstanding share purchase warrants exercisable at $0.66 per share and expiring on February 18, 2006, such that the warrants will expire February 18, 2007.

VANNESSA

VENTURES LTD.

MINING/EXPLORATION FOR DIAMONDS AND GOLD

Date: February 24, 2006

I,  John R. Morgan, President, Vannessa Ventures Ltd., Certify that:

1.

I have reviewed the filings (as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Filings) of Vannessa Ventures Ltd. for the nine months ended December 31, 2005.

2.

Based on my knowledge, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the nine months covered by the  filings; and

3.

Based on my knowledge, the nine months financial statements together with other financial information included in the filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the nine months presented in the filings.

Signature:/S/ John R. Morgan

John R. Morgan

President and Chief Executive Officer

VANNESSA

VENTURES LTD.

MINING/EXPLORATION FOR DIAMONDS AND GOLD

Date: February 24, 2006

I,  Cameron B. Boyer, Controller, Vannessa Ventures Ltd., Certify that:

1.

I have reviewed the filings (as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Filings) of Vannessa Ventures Ltd. for the nine months ended December 31, 2005.

2.

Based on my knowledge, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the nine months covered by the  filings; and

3.

Based on my knowledge, the nine months financial statements together with other financial information included in the filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the nine months presented in the filings.

Signature:/S/ Cameron B. Boyer

Cameron B. Boyer

Controller